United States securities and exchange commission logo





                              September 8, 2020

       Niv Krikov
       Chief Financial Officer
       Agrify Corporation
       101 Middlesex Turnpike
       Suite 6, PMB 326
       Burlington, MA 01803

                                                        Re: Agrify Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
12, 2020
                                                            CIK No. 0001800637

       Dear Mr. Krikov:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted August 12, 2020

       Cover Page

   1. Please revise to clarify whether you will proceed with the offering in the event you are not approved for listing on
Nasdaq Capital Market. In this regard, we note your disclosure that you intend to
apply for listing on Nasdaq, and your disclosure on page 30 that you may be a penny stock if
you do not obtain a listing.
 Niv Krikov
FirstName LastNameNiv Krikov
Agrify Corporation
Comapany 8,
September  NameAgrify
             2020      Corporation
September
Page 2    8, 2020 Page 2
FirstName LastName
Prospectus Summary
Overview, page 1

2. Please revise your summary so that it is brief, concise, and avoids repeating information about your business and related matters provided later in your document. In this regard, we note your disclosure focuses on the AFVU offering and associated software to the exclusion of the product offerings that represent a material portion of your revenues to date. Revise your summary to provide a view of all of your material product offerings. In
         doing so, clarify where    container farms    fit within your product
offerings, including how
         they differ from vertical farming units. We note the references to container farms in the footnote on page 15, and on pages 42, 46 and F-10.
3. In revising your summary, clarify the products that have generated your revenues to date.
         We note from page 51 that you    have started taking pre-orders for
the newest version of
         [y]our flagship hardware product,    the AVFU. Clarify whether this
the first version of
         this product you have sold, or was there an earlier version. In this regard, to the extent
         your    core business model    discussed on page 53 is prospective,
revise your document to
         clarify. Also clarify what percentage of your revenues for 2020 relate to your acquisition of your customer, TriGrow, disclosed on pages 19 and 40.
4. Please clarify in your Summary whether your software is required to operate your hardware product offerings, including but not limited to the AFVU. Please also clarify whether your software product can be used independently or if it is only designed to work with the equipment you sell.
5.       Explain the following defined terms at their first use:
             SaaS, page 1;
             OpEx, page 8;
             Sandler Training sales process, page 9;
                Container Farms,    page 15; and
             PCT, page 24.
Our Competitive Strengths, page 7

6.       Provide the bases for the statements on page 7 that you have    market
leading technology
         and on page 8 that Valiant-American is a    leading    consulting and
general contractor of
         industrial facilities.
7.       On page 7 you include the strength that your    shareholder base
includes large Asian scale-
         up manufacturers that grant us access to their resources and accordingly should enable us
         to mass produce our products with the support we need.    Clarify if
you refer to your
         distribution agreements with Bluezone Products and Enozo, or if there are other agreements. We note the agreement with Sonneteck TJ Co., Ltd. listed in your exhibit index, but see no reference to that company in the document. Revise the appropriate section of your registration statement to disclose the material terms of the Sonneteck
 Niv Krikov
FirstName LastNameNiv Krikov
Agrify Corporation
Comapany 8,
September  NameAgrify
             2020      Corporation
September
Page 3    8, 2020 Page 3
FirstName LastName
         agreement.
8. We note the discussion of the joint venture with Valiant-America, disclosed on page 8.
         Tell us what, if any, of the turnkey product revenues you discuss in your summary are
         attributable to Valiant   s role in your joint venture. We note from
page 70 that you
            consolidate 100% of the revenues that go through the joint venture, and [you] recognize
         60% of all the net profits . . . . after the agreed upon work has been completed.
Industry Overview, page 8

9. We note references to third-party market data from MarketsandMarkets, Allied Market
         Research, Market Watch and several other sources. Please provide us with copies of any materials that support third-party statements and advise us if any of the data cited was commissioned by the company.
Our Growth Strategy, page 9

10.      Clarify the    upward trajectory    to which you refer given the
history of losses    and
            expect[ed] significant increases in our costs    discussed in the
risk factors on pages 11
         and 17.
Summary Financial and Other Data, page 14

11.      Please revise to remove the "Pro Forma" label from your interim March
31, 2020
         Statement of Operations financial information included on pages 14, 16 and 38 as it represents your historical results.
12. Please revise to provide Balance Sheet data for the current interim period in this tabular presentation as well as on page 38.
13. We see here and on page 38 that you present a blank line item, "Net income (loss) per share, basic and diluted" that is not otherwise included or discussed in the filing. Please tell us whether you intend to include this earnings per share information in a future amendment or revise to remove it. In this regard, tell us your consideration of presenting pro forma earnings per share information which reflects the conversion of your recently issued preferred stock.
Reconciliation of Non-GAAP Measures, page 15

14. Your computation of EBITDA excludes a loss from the sale of fixed assets in addition to interest, taxes, depreciation and amortization. Please revise the title of this non-GAAP measure to clearly distinguish it from EBITDA. Refer to Question
103.01 of the Non-
         GAAP Compliance and Disclosure Interpretations.
15. We see that your presentation of Adjusted EBITDA includes a write off of assets of approx. $662,000 but do not see where this is presented in you interim income statement or see any related discussion. Please revise to explain the nature of the write-off, where it
 Niv Krikov
FirstName LastNameNiv Krikov
Agrify Corporation
Comapany 8,
September  NameAgrify
             2020      Corporation
September
Page 4    8, 2020 Page 4
FirstName LastName
         is included in your financial statements and why you believe it is appropriate to adjust
         EBIDTA in this presentation.
16. We note the discussion that the most directly comparable measures for your non-GAAP financial measures are net income and diluted net income per share. However, we see no non-GAAP measures presented or reconciled on a per share basis and diluted net income per share is not provided in the filing. Please revise to only reference measures presented and discussed in the filing.
17. We note the heading of this reconciliation refers to the amounts as presented "in thousands" when it appears the amounts are whole numbers. Please revise.
Risk Factors
Risks Related to our Business and Industry, page 17

18. In the COVID-19-related risk factor on pages 18-19, you state you were forced to limit
         store business hours. On page 49, you reference    retail products.
Revise your business
         section and any other relevant section to disclose what retail operations you maintain.
         Also clarify the statement that the    pandemic has caused temporary
or long-term
         disruptions in our supply chains.
19. On page 19, you state you rely on limited suppliers for your software, however, on page
         66 you state you developed your software in-house. Please clarify. Cautionary Note Regarding Forward-Looking Statements, page 30

20.      You state,    neither we nor any other person assumes responsibility
for the accuracy and
         completeness of the forward-looking statements.    Clarify this
statement. While    safe
         harbors apply to required statements concerning the future effect of known trends, demands, commitments, events or uncertainties, as well as to optional forward-looking
         statements,    you have a duty to disclose known trends that are
reasonably likely to be
         material. Refer to Section II.B of Release No. 33-6835 (May 18, 1989). Acquisition of TriGrow, page 40

21.      We note the    profit interest investment    you are obligated to make
as a result of the
         purchase of TriGrow. Revise the appropriate section of the prospectus to disclose the material terms of this investment and file it as an exhibit or tell us why it is not material.
         See Item 601(b)(10) of Regulation S-K.
Impact of the coronavirus pandemic ("COVID-19"), page 41

22. Revise to further describe the ways in which the pandemic caused disruptions in your supply chain and your expectations, noting you are obligated to disclose forward looking information to the extent it is known and reasonably certain. If you cannot provide additional information, tell us why not.
 Niv Krikov
Agrify Corporation
September 8, 2020
Page 5
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 45

23. Tell us whether the build out services revenue is attributable to Valiant, and the amount potentially payable to Valiant pursuant to your agreement.
24. Expand the discussion throughout this section to not only recite the changes in your results, but to provide an analysis by which potential investors may better understand the results. Refer to Item 303 of Regulation S-K and Release Nos. 33-6835 (May 18, 1989)
         and 33-8350 (Dec. 29, 2003).
Business
Overview, page 50

25. Please provide disclosure here and in Risk Factors, as appropriate, regarding restrictions and regulations relating to your operations in China and how it impacts your business.
26.      On page 53, you state,    we have $96 million of carefully vetted
potential sales
         opportunities (which refer to as our qualified pipeline), and we expect a significant percentage of this pipeline to be converted into confirmed bookings during the second half
         of 2020 and first half of 2021.    Tell us what you consider to be a
 significant
         percentage.
Core Bundled Solution, page 58

27. On page 64 you site anecdotal evidence that one customer had increased yields in one season growing lettuce varieties using your lights. Tell us whether you believe this result is typical for this product and explain on what basis you made the determination.
Intellectual Property, page 76

28. Revise to disclose what intellectual property rights you license from Holden Company, as disclosed in the risk factor on page 27, and disclose the material terms of your license agreement. File the license agreement as an exhibit. Refer to Item 601(b)(10) of
         Regulation S-K.
Management, page 78

29. On page 83 you disclose that your founder, Mr. Liotta, resigned as of August 5, 2020.
         Please clarify this section and your Executive Compensation table. Certain Relationships and Related-Party Transactions, page 87
FirstName LastNameNiv Krikov
30. Please expand to describe the consulting agreement between TriGrow and Argand Group,
Comapany
       LLC,NameAgrify     Corporation
             or tell us why you do not believe it is required to be filed. Refer to Item 601(b)(10)
       of Regulation   S-K.
September 8, 2020 Page 5
FirstName LastName
 Niv Krikov
FirstName LastNameNiv Krikov
Agrify Corporation
Comapany 8,
September  NameAgrify
             2020      Corporation
September
Page 6    8, 2020 Page 6
FirstName LastName
Shares Eligible for Future Sale, page 93

31. File the registration rights agreement disclosed on page 94 as an exhibit. Refer to Item
         601(b)(4) of Regulation S-K.
Financial Statements for the Year Ended December 31, 2019
Consolidated Statement of Cash Flows, page F-6

32. We see that your statement of cash flows reflects the issuance of a note payable of approx.
         $3.9 million. Please tell us how this note is reflected in your Balance Sheet and where it is discussed in the notes to the financial statements.
Statement of Cash Flows, page F-23

33. Your statement of cash flows appears to indicate a cash outflow of $1.1 million for cash paid for business acquisition. Please reconcile this for us with your disclosure in footnote
         11 that does not disclose any cash payment.
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-26

34. We note the discussion on pages 10, 70 and 75 of your new equipment financing program with extended payment terms of up to two-years. Please revise the filing to disclose your accounting policy for these arrangements under ASC 606-10-32-15 through 32-20.
Note 11     Business Combination
Acquisition of TriGrow, page F-31

35.      Please address the following related to your acquisition of TriGrow:
             Tell us how you determined the $1.4 million fair value of common stock issued as consideration in the transaction. Explain how such valuation represents the price that would be received in an orderly transaction between market participants. See the fair value and market participant definitions in ASC 805-10-20.
             Tell us how you concluded you did not need to provide audited financial statements of the acquiree under Rule 8-04 of Regulation S-X. In doing so, provide us with the results of your significance tests. If significant, please note that it would also be necessary to provide pro forma information pursuant to Rule 8-05 of Regulation S-X.
Note 15 - Subsequent Events
Issuance of Stock Options, page F-35

36. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please
 Niv Krikov
Agrify Corporation
September 8, 2020
Page 7
      discuss with the staff how to submit your response.
37. Please expand your critical accounting policy disclosures on page 44 to provide high level details regarding the methodologies and approaches used to value your common stock including the nature of the material assumptions involved. To the extent third party valuations were performed, please discuss the results of such valuations and whether such valuations corroborated any internal valuations performed. Finally, provide additional detail regarding the extent to which recent sales of preferred stock and/or common stock in arms-length transactions represented significant inputs to provide investors with context of the extent to which your estimates were complex and subjective.
General

38. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Julie Sherman at (202) 551-3640 or Kevin Kuhar at (202) 551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Mary Beth Breslin at (202) 551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameNiv Krikov
                                                            Division of
Corporation Finance
Comapany NameAgrify Corporation
                                                            Office of Life
Sciences
September 8, 2020 Page 7
cc:       David Levine, Esq.
FirstName LastName